Klondex Discovers New Mineralized System to the East of Fire Creek;
Extends Mineralization to the South of Midas

Vancouver, BC - April 5, 2016- Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) (“Klondex”or the “Company”) is pleased to provide an update on surface drilling at its Fire Creek and Midas Mines, both located in northern Nevada, USA. The following drill results are in addition to those included within the mineral resources released on September 16, 2015 and mineral reserves released on December 3, 2015.

Fire Creek Project Drilling Highlights: (FIGURE 1)

•	FCC-0014: 0.40 opt Au over 3.2 ft, or 13.90 g/t over 1.0 m (East Zone)

•	FCC-0014: 0.31 opt Au over 1.7 ft, or 10.79 g/t over 0.5 m (East Zone)

•	FCC-0035: 3.11 opt Au over 1.0 ft, or 106.49 g/t over 0.3 m (Up-Dip)

•	FCC-0030: 0.10 opt Au over 35.6 ft, or 3.34 g/t over 10.6 (South Zone)

◦	Including 0.32 opt Au over 1.2 ft, or 10.94 g/t over 0.4 m

◦	Including 0.21 opt Au over 2.2 ft, or 7.10 g/t over 0.7 m

Midas Mine - Trinity Zone Drilling Highlights: (FIGURE 2)

•	DMC-300: 0.27 opt AuEq over 10.0 ft, or 9.08 g/t over 3.05 m (Trinity)

•	DMC-301: 2.47 opt AuEq over 2.5 ft, or 84.67 g/t over 0.8 m (Trinity)

•	DMC-302: 9.37 opt AuEq over 5.0 ft, or 321.28 g/t over 1.5 m (Trinity)

Fire Creek Mine:
A total of 13 surface holes totaling 20,386 ft (6,214 m) was drilled during the second half of 2015. These holes were targeting the Eastern Expansion, Northwest Expansion, South Expansion and up-dip of the vein system in the current mine area. (TABLE 1)

Eastern Expansion - (FIGURE 3)
Three exploration holes were drilled approximately 2,000 ft (609.6 m) east of the current workings Fire Creek. These holes tested a geophysical anomaly that extends approximately 19,000 ft. (4,267.2 m) in length. Two of these holes successfully intercepted the target suggesting a major mineralized structure could exist. A follow-up drill program is scheduled for later in the year.

Northwest Expansion - (FIGURE 4)
Five holes were drilled in the Northwest Expansion area. These holes were designed to extend the vein system along strike, upgrade the resource within the current model and test for paralleling vein structures west of the modeled resource. Drill hole FCC-0041A intersected a new structure to the west containing anomalous gold mineralization values up to 0.18 opt. The area remains open in all directions.

Southern Expansion - (FIGURE 5)
An additional offset hole, FCC-0030, was drilled for a total of four holes to build and support the southern extension target. These holes suggest that mineralization continues for at least another ~330 ft. (100.6 m) south of the current resource. These drill results suggest that this wide zone of mineralization continues to the south, and potentially presents bulk mining scenarios at Fire Creek.

Up-Dip Expansion - (FIGURE 6, FIGURE 7, FIGURE 8)
Four holes were drilled up-dip of the modeled vein system at Fire Creek. These holes intersected mineralization outside the existing resource and extend known veins up-dip more than 250 ft. (76.2 m). These holes were drilled from surface between 0o and -6o and suggest the vein system likely extends within 250 feet from surface.

Midas Mine: (FIGURE 9) (FIGURE 10)
At Midas, five holes were drilled targeting the Trinity zone for a total footage of 5,641 ft (1,719.4 m). This drilling was designed to extend the mineralized footprint to the south and to better define the controls to the higher grade mineralization in the system. (TABLE 2)

Brian Morris, Vice President Exploration stated, “The results from our December 2015 surface drilling program are very encouraging. We have gained an increased understanding of the vein system at Fire Creek based on the positive results from this phase of surface drilling.” Mr. Morris continued, “At Midas, not only do we continue to extend the mineralized footprint in the Trinity zone but the data suggests that the contact between the breccia and the overlying Esmeralda sediments is an important control for the high-grade mineralization within the Trinity gold system. ”

Assays were performed by American Assay Laboratories of Sparks, Nevada and ALS Chemex of Reno, Nevada, as directed under the supervision of Klondex staff. Both organizations are ISO 17025 accredited independent laboratories.

A description of the data verification methods, quality assurance program and quality control measures applied can be found in the technical reports titled "Preliminary Feasibility Study for the Midas Mine, Elko County, Nevada,” amended on April 2, 2015 with an effective date of August 31, 2014, and “Technical Report for the Fire Creek Project, Lander County, Nevada”, dated March 28, 2016 and with an effective date of June 30, 2015 which are available under the Company's issuer profile on SEDAR at www.sedar.com.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in two producing mineral properties: the Fire Creek Mine and the Midas Mine and ore milling facility, both of which are located in the state of Nevada, USA, as well as the recently acquired Rice Lake mine and mill in Manitoba, Canada.

For More Information
John Seaberg
Senior Vice President, Investor Relations
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Qualified Person
Scientific and technical information in this press release has been reviewed and approved by Brian Morris (AIPG CPG-11786), a "qualified person" within the meaning of NI 43-101.

Cautionary Note Regarding Forward-looking Information
This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation (collectively, "forward-looking information"), including but not limited to information about the magnitude and the quality of the Midas and Fire Creek mines and the Company's other mineral projects, statements regarding the estimation of mineral resources and mineral reserves and the potential delineation of additional mineral resources and/or mineral reserves through further exploration at the Company's mineral projects, the accuracy of current interpretation of drill and other exploration results, the Company's intention and ability to monetize mineralized material, project development and related permitting, cash flows and the financial condition of the Company. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Cautionary Note to U.S. Investors Regarding the Use of Mining Terms
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All resource and reserve estimates included or referred to in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the U.S. Securities and Exchange Commission (the SEC”) set out in Industry Guide 7. Consequently, reserve and resource information contained in this news release is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits and government approvals must be filed with the appropriate governmental authority. Accordingly, mineral reserve estimates contained in this news release may not qualify as “reserves” under SEC standards.